January 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation Amendment No. 1 to Form 10-12G Filed October 21, 2010 Form 10-Q for the Period Ended September 31, 2010 Filed November 15, 2010 File No. 000-54044

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 16, 2010 (the “SEC Comment Letter”) regarding Amendment No. 1 to General Form for Registration of Securities on Form 10 (File No. 000-54044) (the “Registration Statement”) and Form 10-Q for the Period Ended September 30, 2010 (the “Form 10-Q”), both filed by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 2 (“Amendment No. 2”) to the Registration Statement and Amendment Number 1 to Form 10-Q.  The changes made in both forms are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, to update information since the Company’s initial filing and to make certain editorial and conforming changes since the Company’s initial filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission hard copies of both Amendment No. 2 to General Form for Registration of Securities on Form 10 and Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2010, for each a clean copy and a copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the “redlined” copy of Amendment No. 2 to General Form for Registration of Securities on Form 10 and the “redlined” copy of Amendment No. 1 to Form 10-Q for the period Ended September 30, 2010.  All factual representations in this letter are based upon information provided to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the amendments.

******
Summary, page 3

Our Company, page 3

1.
We note your response to comment three in our letter dated August 25, 2010.  Please provide independent support for the variables used in the calculations in the first paragraph of your response discussing “low-value, solid hydrocarbon feed sources” and “higher value, environmentally cleaner energy sources”.  Additionally, please provide independent support for the statements regarding “environmentally superior fuels” in your response to the first bullet point.  Please also include an appropriate summary of your response to the second bullet point of the comment in your next amendment.

Response:  We note the Staff’s comment.  We hereby repeat our response to comment three in the Commission’s letter dated August 25, 2010 with independent support references provided for the variables used in our calculations.  With the passage of time, some of the variables used in our calculations have changed estimated values.  We have updated these numbers accordingly.  The terms “low-value” (which we have amended to read “lower value”) and “higher value” refer to the approximate cost of the sources on a barrel of oil equivalent basis, which equals an equivalent energy content basis of 5.8 million British thermal units.  {Ref: See Internal Revenue Bulletin NO. 2010-16, April 19, 2010, page 5, http://www.irs.gov/pub/irs-irbs/irb10-16.pdf} The “lower value” solid hydrocarbon feed sources, which for the Company’s projects generally are either Wyoming Powder River basin coal or petroleum coke, have a cost in the range of approximately $4.87 - $10.14 per barrel of oil equivalent.  In contrast, the “higher value” sources, which for the Company’s projects are generally either synthetic natural gas or liquid transportation fuels, have a current and projected cost in the range of approximately $24.15 - $40.31 per barrel of oil equivalent for the synthetic natural gas, and a current retail price in the range of $142.61 per barrel of oil equivalent for the liquid transportation fuels.  See back up BOE calculations immediately below.  The produced energy sources such as synthetic natural gas and liquid transportation fuels are considered to be “environmentally cleaner” compared with the coal or petroleum coke feed sources because they produce significantly reduced emissions of materials of concern such as sulfur oxides, nitrogen oxides, and particulates when burned compared with coal or petroleum coke.  We have updated the disclosures on page 3 and 11 to be consistent with the preceding discussion.   Please see the following Back Up BOE Calculations.

*********************
BACK UP BOE CALCULATIONS

SEC comment 3, referring to page 3 of registration statement, seeks clarification of our use of the terms “lower” and “higher” value energy materials.  Following are listed nominal values for use in the calculations and a summary of the calculated information.

Coal and Petroleum Coke (Petcoke):
•	Assume two representative cases:

o	$12.41 average per ton for Wyoming Powder River basin coal {REF: http://www.eia.doe.gov/coal/page/acr/table28.html}, and
o
$49 midpoint per ton for 6.5 percent sulfur containing Petroleum Coke {REF:  Energy Argus Petroleum Coke, Petroleum Coke Market Prices, News and Analysis, December 10, 2008, http://web04.us.argusmedia.com/ArgusStaticContent/snips/sectors/pdfs/argus_petcoke.pdf}

•
Powder River Basin Coal (southern) has an energy content of approximately 8,700 – 8,800 Btu per pound.  {REF:  PRB Coal Makes the Grade, Peltier, Robert and Wicker, Ken, Coal Users Group, October 2003, http://www.prbcoals.com/pdf/PRBCoalInformation/Power-Oct03-PRBCoal.pdf}.  We believe the PRB coal contained within our 1.02 billion BOE energy asset has lower energy content, therefore, 7,400 Btu per pound or 14.8 million Btu per ton has been used for these calculations.

•
Petcoke has an energy content of approximately 14,000 Btu per pound or 28 million Btu per ton {REF:  Mid-Atlantic Clean Energy Application Center,  http://www.maceac.psu.edu/oppfuels/oppfuels.htm#pet_coke}.

One Barrel of Oil Equivalent (BOE) has an energy content of 5.8 million Btu per BOE.

Natural Gas – Assume two cases with Market price of:
•	$4.164 per million Btu Henry Hub Natural Gas Futures settlement price for December 2010 as of November 22, 2010, and
•
$6.95 per million Btu Henry Hub Natural Gas Futures settlement prices average for 2017 as of June 10, 2010.  {REF: CME Group, Henry Hub Natural Gas Futures,  http://www.cmegroup.com/trading/energy/natural-gas/natural-gas_quotes_globex.html.

Transportation Liquids –
•
Assume Diesel at an average market price of $3.184 per gallon as of November, 15, 2010 {REF:  U.S. Energy Information Administration, Gasoline and Diesel Fuel Update, U.S. Average November 15, 2010, http://www.eia.doe.gov/oog/info/gdu/gasdiesel.asp.}

•	Diesel (#2) has an energy content of 129,500 Btu per gallon. {REF: National Biodiesel Board, Energy Content, http://www.biodiesel.org/pdf_files/fuelfactsheets/BTU_Content_Final_Oct2005.pdf.}

Lower Value Coal and Petcoke

Coal:                      (14.8 million Btu/Ton) / (5.8 million Btu   BOE) = 2.55 BOE / Ton
Petcoke:                (28 million Btu/Ton) / (5.8 million Btu / BOE) = 4.83 BOE / Ton

Coal:                      ($12.41 / Ton) / (2.55 BOE/Ton) = $4.87 per BOE
Petcoke:                ($4.000 / Ton) / (4.83 BOE/Ton) = $10.14 per BOE

Higher Value Natural Gas

($4.164 / mmBtu) * (5.8 mmBtu / BOE) = $24.15 per BOE
($6.95 / mmBtu) * (5.8 mmBtu / BOE) = $40.31 per BOE

Higher Value Transportation Liquids (Diesel)

(5.8 million Btu/BOE)/ (129,500 Btu/gallon) = 44.79 gallons/BOE
($3.184 / gallon) *(44.79 gallons/BOE)  = $142.61 per BOE

Conclusion

As can be seen, the nominal range of cost per BOE for feedstock (coal and petcoke) is significantly lower than the higher value market price of our products shown on a dollar per BOE basis.  We believe our cost of production of these products is materially below the current and forecast market prices.

*********************

Environmentally superior fuels

We also have placed into Amendment No. 2 to the Registration Statement on Form 10 at page 11 a summary of our response to the second bullet point of comment three contained in the Agency’s letter dated August 25, 2010 regarding use of the term “ultra clean.”

2.
We note your response to comment four in our letter dated August 25, 2010.  Generally, if you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  For example, you should indicate that the statements regarding the Lima Energy Project and the Wabash River facility represent management’s belief.  If there is an independent basis for the statement, you should reference the information or literature in the disclosure so investors can refer to it.  Also, while we note your explanation for the basis behind your statement that you “are a leading gasification and alternative energy company ...”, your use of “leading” does not convey to the reader by what measure you are assessing your leadership.  Please revise to use a different term or convey by what measure you are “leading”.

Response:  We note the Staff’s comment.  As requested, we have either modified the disclosure where appropriate to make clear that certain statements represent our belief based upon our experience in the industry or have provided an independent reference citation to support the statement.  Specifically, in order to indicate by what specific measure we view our Company, we have indicated that we believe we are an “experienced” gasification and alternative energy company, rather than a “leading” gasification and alternative energy company at pages 4 and 12.  We also have indicated on page 4 that it is management’s belief we were among the first in the gasification and energy industries to advocate for carbon capture and storage of carbon dioxide at our facilities, and similarly on page 13.  We also have modified the disclosure on page 6, and similarly on page 27, to read that our management believes the Lima Energy Project represents one of the earliest commercial projects to receive the permits necessary to begin construction work on a gasification facility.  We have modified the disclosure to include independent reference citations supporting our statement that the Wabash River facility has been called one of the cleanest coal-based power plants in the world by the United States Department of Energy.

3.
We note your response to comment five in our letter dated August 25, 2010 as it related to the support you have provided for the statement that “The Lima Energy project was fully permitted…”  Please revise your disclosure to clarify, as you have in your response that you will need to modify the permits to reflect current regulatory requirements.

Response:  We note the Staff’s comment.  As requested, we have modified our disclosure on pages 4, 14, and 27 to clarify that as time and the project scope have evolved, we will modify the permits to reflect current regulatory requirements.

4.
We note your response to comment six in our letter dated August 25, 2010 and we reissue the comment in part. We note your continued use of “BCF” on pages 32 and 48 as well as elsewhere.  Please make your statements regarding expected portfolio output consistent throughout the document or advise.

Response:  We note the Staff’s comment.  As requested, we have modified the disclosure to make the statements regarding the expected portfolio output consistent throughout the document by referring only to Barrels of Oil Equivalents (BOE), with the exception that electrical output is still expressed as megawatt output.  We feel that conversion to BOE for electrical output would not be appropriate in this context.

The Technologies, page 4

5.	We note your response to comment 11 in our letter dated August 25, 2010. In your next amendment, please provide citations for the statements.

Response:  We note the Staff’s comment.  We have modified our disclosure to provide citations for statements regarding the industry and statistical information throughout the document.  We apologize for not including these in our first response to SEC comments, however, we believed you only wanted us to send copies of the supporting documents to SEC and did not request we add citations to the disclosure.

Item 1. Business, page 10

Our Company, page 10

6.
We note your response to comment 21 in our letter dated August 25, 2010.  Please disclose that you have no formalized, signed agreements or arrangements with CMT, other than the CO2 agreement between Lima and Cambridge Resources.

Response:  We note the Staff’s comment.  We have modified the disclosure throughout to indicate that we have no formalized, signed agreements or arrangements with CMT, other than the CO2 agreement between Lima Energy Company and Cambridge Resources.

Gasification, SNG, Fisher Tropsch liquids and IGCC Production Technologies, page 14.

7.
We note your response to comment 24 in our letter dated August 25, 2010.  Please disclose the information contained in your response as appropriate to allow investors to understand that the technologies you intend to utilize are “proven” and “well-established”.

Response:  We note the Staff’s comment.  We have modified our disclosure at page 16 to allow investors to understand that the technologies we intend to utilize are “proven” and “well-established.”

Project Descriptions, page 26

8.
We note the revised disclosure you have provided on page 27 in response to comment 36 in our letter dated August 25, 2010.  Specifically, you state that “an option {to proceed with certain project steps} is possible with some limited financing in the range of $8-$10 million.”  In your discussion of “Future Capital Requirements” on page 49, please discuss these costs and indicate what steps, if any, you have taken to finance these costs, as we presume that these costs could be incurred outside of the full construction costs of Gas 1.

Response:  We note the Staff’s comment.  As requested, we have modified our discussion of “Future Capital Requirements” on page 52 to discuss the $8-10 million financing, and clarified which costs are within the full construction costs of Gas 1.

9.
Your revised disclosure in response to comment 39 in our letter dated August 25, 2010 under “Projected cost” seems lacking the explanation that you provide in your response, that the balance is comprised of the costs you list.  Please revise to give appropriate context to the three costs you list otherwise the new sentence you have added appears to be incomplete.

Response:  We note the Staff’s comment.  We have revised the disclosure on page 33 to add the missing wording to indicate that the balance is comprised of the costs we listed.

10.	In your discussion of “Financing” on page 30, please refer readers to the more robust discussion on page 49 regarding the status of the “non-recourse debt financing” you refer to here.

Response:  We note the Staff’s comment.  As requested, on page 33 we have referred readers to the more robust discussion regarding the status of the “non-recourse debt financing” in “Item 2, Financial Information: Future Capital Requirements.”

Technology and Intellectual Property, page 35

11.
Please revise this discussion to include your response to comment 46 in our letter dated August 25, 2010, including your indication that these are other gasification technologies you could use at the Lima Project in the event the E-Gas technology is unavailable to you.

Response:  We note the Staff’s comment.  As requested, on page 38 we have included our response to comment 46 in the Staff’s letter to us dated August 25, 2010 that there are other technologies available to us at our projects.

Selected Financial Data, page 46

12.	Please revise the interim amounts in your selected financial data table to ensure that they agree with your latest interim statement of operations.

Response:  We note the Staff’s comment.  As requested, we have revised the interim amounts in our selected financial data table so that they agree with our latest interim statement of operations for the third quarter of 2010 as submitted on Form 10-Q for that period.

Item 10.  Recent Sales of Unregistered Securities, page 60

13.
We note your revisions in response to comment 64 in our letter dated August 25, 2010, however, it does not appear that you have provided all of the disclosure required pursuant to Item 701 of Regulation S-K.  For example, please state the exemption relied upon.  Please revise.

Response:  We note the Staff’s comment.  Per our discussions with Mr. Ronald E. Alper, SEC Staff Attorney, we have revised the disclosure at “Item 10. Recent Sales of Unregistered Securities” to more fully state the exemption relied upon pursuant to Item 701 of Regulation S-K.  We have somewhat modified, for clarity, the final paragraph of Item 10 stating these exemptions.  This final paragraph was intended to refer to the entire Item 10 listing of sales of unregistered securities.  However, to clear up any resulting confusion, we also have inserted the paragraph at the end of the first section, immediately preceding the discussion of the Exchange Agreement.  We have eliminated the entry on “Series A Super Voting Preferred Stock” as this was more fully disclosed immediately prior to the Series A discussion.

USA Synthetic Fuel Corporation Financial Statements.

Note 1-Organization and Business Operations, page F-7

14.
We note your disclosures on page 61 that the shares issued in the reverse merger were issued on December 31, 2009.  However, it appears that you used December 4, 2009, the date of the Exchange Agreement, as the acquisition date for the reverse merger.  Please tell us how your use of December 4, 2009 as the acquisition date, as opposed to December 31, 2009, complies with the guidance in FASB 805-10-25-6 and 25-7.

Response:  We note the Staff’s comment. We mistakenly used December 31 in our disclosure on page 61, when we should have used December 4, 2009.  We have revised  this page (currently page 65) accordingly.  We use December 4, 2009 as the acquisition date as it was the date that USASF gained control of BGST by the creation and issuance of the Series B Preferred Shares on December 4, 2009, as detailed in FASB ASC 805-10-25-6.   Note that the December 31, 2009 date for the issuances of common stock in exchange for the Series B Preferred Stock as outlined in the Exchange Agreement is the correct date in that case.

Note 7-Subsequent Events page F-12

15.
We have reviewed your response to comment 69 in our letter dated August 25, 2010.   Please tell us in detail how liability classification of accrued salaries payable in common shares complies with FASB ASC 718-10-25-6 through 25-19.  Also clarify for use what you mean by your statement that accrued “is the actual dollar amount of compensation due in stock as opposed to cash”.  Please provide an example demonstrating how you account for and value these obligations and specify if the amount accrued fluctuates period to period based on the fair value of your common.

Response:  We note the Staff’s comments.  The liability classification of accrued salaries payable in common shares instead of as additional paid-in capital continues to be appropriate due to the fact that the stock issuance related to the salaries has not been approved by the Board of Directors.  At the time the approval is made, the liability will be reclassified.

The amount of salary that is payable in stock in this category is based on a fixed stock price for a particular employee. For example, a salary of $1,000 payable in stock at an agreed $10 per share would generate a liability listed on the financial statement of $1,000.  The value of the stock is fixed by the parties and does not fluctuate.

Note 3-Stockholders’ Deficit, page F-36

16.
We have reviewed your response to comment 68 in our letter dated August 25, 2010 noting that you retroactively cancelled, as of July 22, 2010, the stock warrants on February 23, 2010.  We further note your disclosures on page F-36 that you reversed the stock warrant expense in its entirety to reflect this cancellation.  As your planned reversal of the warrant expense does not appear to comply with GAAP, please tell us the authoritative accounting guidance you are relying upon in determining your treatment.  Please also note that the portion of the initial comment regarding the timing of expense recognition for these warrants was an inquiry only and did not represent our conclusion noted in FASB ASC 505-50-25-7, specific facts and circumstances dictate whether such charges should be expensed immediately or deferred.

Response:  We note the Staff’s comments.  The stock warrants reported in the 1st Quarter 2010 were part of an agreement between two unrelated parties to provide services in the future.  It was subsequently determined that the agreement was entered into prematurely, and the parties agreed to cancel and unwind the agreement as if it had never been entered into.  It would not be appropriate to report the stock warrants in our financial statements, as the transaction for which the warrants were prepared ultimately was cancelled and the entries reversed all within a short timeframe.

Note 4-Acquisitions, page F-38

17.  We have reviewed your response to comment 7 in our letter dated August 25, 2010.  Please address the following comments regarding your June 2010 acquisition of Lima Energy Company (“Lima”) from Global Energy, Inc. (“GEI”), a related party:

•
We note that you recorded the Lima acquisition at historical cost as a reorganization of entities under common control.  Please clarify how common control existed by specifying the number of your shares owned by GEI or a separate control group on the acquisition date.  Please also tell us why you did not retrospectively adjust your financial statements prior to the acquisition to combine the common entities since the date each entity was under common control.  See FASB ASC 805-50-45-1 through 45-5.  The combined financial statements should reflect each combining company only from the date the common control parent acquired control and the equity structure of the issuer.  Please revise your financial statements and related data to comply with the ASC guidance or tell us why you do not believe the guidance is applicable.  In your response, please tell us Lima’s date of inception and when the common controller obtained control of Lima.

Response:  We note the Staff’s comments.  Common control exists between USASF and GEI due to shareholder Harry H. Graves.  On the acquisition date, Mr. Graves owned 39.25% directly, and 56.74% directly and indirectly, of USASF, and 40.98% directly, and 60.73% directly and indirectly, of Global Energy, Inc.  GEI, in turn, owned 100% of Lima Energy Co. on the acquisition date.  Lima Energy Co. was incorporated on December 15, 1999 by GEI.  This corporate box was formed for future use as the Lima Energy Project will develop in the future into a corporate operating entity.  In further review, including our response to you on October 21, 2010, we believe that audited financial statements for Lima Energy Company are appropriate under Rule 8-04 of Regulation S-X and related pro-forma financial statements under Article 11 or Regulation S-X.  We intend to provide audited financial statements as part of our upcoming 10-K annual filing.

•
If the common controller acquired control of Lima prior to your November 30, 2009 inception date, please tell us how you considered whether predecessor financial statements should be presented for Lima.  Financial information of a registrant’s predecessor is required for all periods prior to succession, with no lapse in audited periods or omission of other information required about the registrant.  Financial statements for the registrant and its predecessor should collectively be “as of” all dates and “for’ all periods required by Article 8 of Regulation S-X.  Any interim period of the predecessor prior to its acquisition by the registrant are presented.  Please provide us with your analysis of whether Lima should be considered your predecessor, and if so, tell us how you determined the appropriate periods of financial statements to present.

Response: We note the Staff’s comments.  Lima Energy should not be considered the predecessor.  As mentioned above, we believe that audited financial statements for Lima Energy Co. should be filed.  As the Lima Energy Development Project was not an operating entity and generally only has a construction in progress line item entry, audited financial statements were not historically prepared.  We intend to provide audited financial statements as part of our upcoming 10-K annual filling

•
If Lima is not considered a predecessor business and since, under common control accounting, each combining company is only reflected in the combined financial statements from the date the common controller gained control, please note that Rule 8-04 financial statements for periods prior to that date may be required.  It appears that the Lima acquisition exceeds the 50% significance threshold of Rule 9-04 of Regulation S-X.  Therefore,  if Lima is not considered a predecessor business, please tell us how you considered whether Rule 8-04 Lima financial statements should be provided for any periods prior to Lima being commonly controlled and tell us how you determined the appropriate periods to present.  Alternatively, please tell us why acquiree financial statements are not necessary.

We note the Staff’s comments. As mentioned above, we believe that audited financial statements for Lima Energy Co. should be filed.  As this company was not an operating entity, audited financial statements were not historically prepared. We intend to provide audited financial statements as part of our upcoming 10-K annual filling.

•
We note your disclosures on page F-38 that payment of your $6.4 million promissory note to Global Energy will be required no later than March 31, 2011.  Considering you have a working capital deficit, only $48 of cash on your balance sheet as of September 30, 2010, and have no financing agreements in place, please tell us and revise your liquidity and capital resource disclosures in MD&A to discuss how you intend to repay this promissory note and the repercussions of defaulting on this note.

Response:  We note the Staff’s comments. The terms of the note call for repayment on the earlier of Lima Energy project financing of $400 million, a $75 million or higher equity raise by USASF, or March 31, 2011.  The company expects to complete one or both of the transactions referenced that would each provide cash sufficient to clear the note balance and move the project forward.  In the absence of one or more of these transaction completions, the Company would ask for an extension to the calendar due date that corresponded to the transaction completion timing forecasted at that time.  We would expect to be able to obtain a reasonable extension.  If no extension is granted, the Lima Energy asset would be subject to reclaim by the seller, which would also eliminate the note.

18.  We have reviewed your response to comment 8 in our letter dated August 25, 2010.  Please address the following items related to your issuance of preferred stock valued at $714 million to Interfuel E&O Ltd. (“Interfuel”) in exchange for the use of 1.02 billion Barrels of Oil Equivalent (“BOE”) of solid hydrocarbons.

•
We are still unclear why you believe it is appropriate to record the BOE energy asset and preferred stock at $714 million. We note that you had $100 of assets and a net book value of ($233,351) as of March 31, 2010, the quarter immediately preceding this transaction, have no inception to date revenue, and there are substantial doubts about your ability to continue as a going concern. Furthermore, we note your disclosures on page 49 that you will need $2.3 billion of construction financing to bring the Cleantech Energy Project into commercial operation and have no financing agreements in place.  Accordingly, it appears the $714 million might not be an appropriate fair value for your preferred stock or the BOE energy asset.  Please explain to us and disclose in further detail the nature and terms of the BOE energy asset, including how the 1.02 billion BOE figure was determined and proved.  For example, please clarify if the agreement represents certain leasing, access, or extraction rights for the stipulated property.  Please also explain why you indicate the asset was previously owned by Mobil Mining and Minerals Company when you purchased it from Interfuel.  As previously requested. also tell us whether or not you have the right to sell or transfer the hydrocarbon asset to third parties.  If so, please advise us how you determined a market participant would value the BOE energy asset at $714 million and why Interfuel would sell the asset for an equity interest that appears to be significantly less than $714 million.

Response: We note the Staff’s comments.  We expect to correct any going concern references with the completion of equity and debt transactions in the coming months that range from private investments of up to $10 million and the larger public equity raise and Ohio Air Quality Bond sale that range from $50 million to $400 million.

The BOE Energy asset value was a function of two parties agreeing on a major energy asset price with due consideration to market based values as appropriate.  The asset was at one time owned by Mobil Mining and Minerals Company (“Mobil”).  The BOE Energy asset has $27 million of extensive drilling data and related computerized mapping to verify 402 million net tons, from 700 million gross tons, of solid hydrocarbons.  These data are in USASF’s  possession, currently.  The solid hydrocarbon analysis reveals an average of 7400 Btu/lb or 14.8 million Btu/ton.  There are 5.8 million Btu per BOE (barrels of oil equivalent).  Therefore, we believe this energy asset contains 1.02 Billion BOE (2.5517 BOE/ton times 402 million net tons) of solid hydrocarbons.  This, we believe, is a conservative figure as Mobil had calculated 46% more net tons, or 585 million net tons from this major energy asset.  In this transaction, the parties agreed to utilize the most conservative measure of 402 million tons, recognizing that USASF may be able to benefit with up to 46% more BOE Energy versus the contract amount.  The extensive drill hole and other data from Mobil is held by USASF and has been loaded into computerized maps of the energy asset.

USASF does have the right to sell or transfer the hydrocarbon asset to third parties.  Market discussions for solid hydrocarbons range from $2/BOE to $10/BOE based on the level or type of hydrocarbon processing.  Recently completed market transactions for liquid or gaseous hydrocarbon BOE Energy have been in the $10-$15/BOE range.  It is important to note that it is somewhat unique to have a major energy asset that represents 1.02 Billion BOE that could be made available for a single purchase.  The parties agreed on a price of 70¢/BOE, although well below the lower anticipated market starting at $2/BOE in order to reflect other companies’ equity value market data correlating to about $2/ton for solid hydrocarbons, even though these price references are not available in a “mega block,” generally regarded as as 100 million tons or more.  The BOE Energy asset will provide the energy basis for Cleantech Energy to produce net cash flows above $500 million per year for 20 years.  The value in the preferred share equity interest is directly attributable to the investment of this major energy asset in Cleantech Energy.

•
Please tell us and disclose of Cleantech is contractually required to redeem the preferred shares provided there is net income in a given year or if the redemptions are solely at Cleantech’s discretion.  If the redemption feature is contractually required. it appears that your preferred stock should be classified with in mezzanine equity.  As noted in Rule 5.02-27 of Regulation S-X, shares that have conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings, should not be classified in permanent equity.

Response:  We note the Staff’s comments. Cleantech Energy is not contractually required to redeem the preferred shares.  It has the sole discretion to redeem, or not redeem, the preferred shares.  While guidance for redemptions based on earnings performance is given, Cleantech Energy may elect not to redeem in any given year or for all 20 years with the result being a shift to common equity for the seller as stated in the contract Section 6.2 (b).  Anticipating a $500 million net cash flow for Cleantech Energy makes it clear that the preferred share equity structure helps Cleantech build value from this major BOE Energy asset and that it would be in Cleantech’s best interest to not allow the preferred to shift to common shares.  However, the common equity provision is in place, controlled by Cleantech, and does confirm the BOE Energy asset as a permanent equity investment.

Form 10-Q for the Period Ended September 30, 2010

Item 4.  Control and Procedures, page 19

19.  We note your statement that your “Chief Executive Officer and Chief Financial officer concluded that our financial disclosure controls and procedures should be considered marginally effective due to our limited internal resources and lack of ability to have multiple levels of transaction review.”  Given your qualifying language it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please amend your filing and revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure which states that your disclosure controls and procedures are marginally effective.

Response:  We note the Staff’s comment.  We had intended that our Form 10-Q, which was filed November 11, 2010, should be read to indicate that our Chief Executive Officer and Chief Financial Officer have conducted a review that concluded our disclosure controls and procedures are effective.  We have, therefore, removed the qualifying term “marginally” from our disclosure as requested.  We are a smaller company, but even so, our disclosure controls and procedures allow us to meet our obligations under Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.   We do recognize that, even though our disclosure controls and procedures are effective, continued improvement in this area is desired and is our goal.

Exhibits 31.1 and 31.2

20.  Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  When filing the certifications with your amended Form 10-Q, please use the language “The registrant’s other certifying officer(s) and I are.” and other necessary conforming corrections, in paragraphs 4 and 5.

Response:  We note the Staff’s comment.  We have modified the certifications in our amended Form 10-Q so they appear exactly as set forth in current Item 601(b)(31) of Regulation K-K

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

Dr. Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation